Confidential

Ms. Barbara C. Jacobs, Assistant Director

Mr. Matthew Derby, Staff Attorney

Mr. Craig Wilson, Senior Assistant Chief Accountant

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aurora Mobile Limited (CIK No. 0001737339)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on April 20, 2018

Dear Ms. Jacobs, Mr. Derby, Mr. Wilson and Ms. Walsh:

On behalf of our client, Aurora Mobile Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 17, 2018 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 20, 2018 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

U.S. Securities and Exchange Commission

June 1, 2018

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to (i) include its interim consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2017 and 2018 and (ii) reflect the Company’s other recent developments.

Prospectus Summary, page 1

1.	You state that the prospectus contains information from an industry report commissioned by you and prepared by Frost & Sullivan. Please indicate the date of the Frost & Sullivan Report and provide us with a copy for our review. Clearly mark the specific language in the supporting material that supports each statement in the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement to indicate the date of the industry report (the “Industry Report”) prepared by Frost & Sullivan. The Company is separately and supplementally providing (under a separate cover letter) a copy of the Industry Report and an index that sets forth the relevant portions of the industry and market data from the Industry Report and page numbers of the Revised Draft Registration Statement where such information appears, with cross-references to the Industry Report.

Overview, page 1

2.	You disclose that you collect anonymous, device-level data that does not identify individual users. Please address whether Aurora Mobile has the ability to receive personally identifiable information in the event that an application requires users to give such permissions or whether the data collected could be used in other ways to identify individual users.

The Company respectfully advises the Staff that by providing developer services, it only gains access to anonymous device-level data that is necessary for, and relevant to, the services or solutions provided. The Company does not require or gain access to personally identifiable data in connection with its developer services, although the Company receives mobile phone numbers, which are anonymous device-level data, in order to provide short message service (JSMS). JSMS accounts for an immaterial portion of the Company’s developer services.

U.S. Securities and Exchange Commission

June 1, 2018

Similarly, in connection with its data solutions, the Company does not have access to personally identifiable data. In connection with certain types of financial risk management solutions, the Company’s customers, such as financial institutions and emerging financial technology companies, utilize the personally identifiable information voluntarily submitted by credit applicants to them and verify it against the anonymous device-level location-based data that the Company provides. This enables such customers to assess the potential fraud risk associated with the credit applicants. Throughout the verification process, credit applicants’ identification information is in the sole control of the Company’s customers, who are responsible for the storage and security of such data and at no point does the Company have access to such information. It is the Company’s customers who receive and utilize credit applicants’ identification information to conduct the fraud risk assessment.

The Company also advises the Staff that it has disclosed data security risks relating to its business and data security measures in the Draft Registration Statement. See “Risk Factors—Risks Related to Our Business and Industry—Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage current and potential app developers and customers from doing business with us.” See “Risk Factors—Risks Related to Our Business and Industry—Security and privacy breaches may hurt our business.” See “Business—Our AI-Powered Data Processing Platform—Data Security.”

Risk Factors

“We rely on contractual agreements with our VIE…”, page 36

3.	Please clarify whether the arbitration provisions apply to claims under the U.S. federal securities laws.

The Company respectfully advises the Staff that it has included the disclosure on pages 37 and 38 of the Revised Draft Registration Statement to clarify that disputes arising from the VIE agreements will be resolved through arbitration in China. The arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the Company from pursuing claims under the United States federal securities laws.

Risks Related to Our ADSs and This Offering, Page 49

4.	Please add a risk factor that discusses the concentration of ownership among your officers, directors, and principal shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

June 1, 2018

Use of Proceeds, page 51

5.	We note that you plan to use the net proceeds of the offering for general corporate purposes, including funding for potential investments and acquisitions of complementary businesses, assets and technologies. Please revise to clarify whether you have any current plans, commitments or understandings to acquire complementary businesses, assets and technologies. Refer to Item 3.C of Form 20-F.

The Company respectfully advises the Staff that it does not have any current plans, commitments or understandings to acquire complementary businesses, assets and technologies. In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 52 and 60 of the Revised Draft Registration Statement.

Capitalization, page 60

6.	Please tell us how your capitalization table complies with the “Capitalization and Indebtedness” disclosure requirement in Item 3.B of Form 20-F for the presentation of actual and pro forma amounts. In this regard, please explain the amounts included in total capitalization on an actual basis and tell us why the balance is zero on a pro forma basis as of December 31, 2017. Please advise or revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 74

7.	We note your discussion of the improvement in adjusted net loss margin disclosed here and elsewhere in your filing. Please include a similar discussion and analysis of the comparable GAAP measure in the same location that this non-GAAP measure is presented throughout your filing. Refer to Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 77 and 106 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

June 1, 2018

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016, page 81

8.	Please revise to quantify each of the contributing or offsetting factors that caused material changes in your results of operations. In this regard, disclose the impact of each of the items identified that explain the changes in cost of revenues, research and development expenses, and sales and marketing expenses. In addition, disclose the gross margin for data solutions separately from the gross margin for developer services, as you indicate data solutions carries a lower margin and grew faster than developer services. Please define the period of time in the “foreseeable future” that your gross margin is expected to increase, as noted on page 77. In this regard, we note the lower margin data solutions revenues increased at a much higher trend rate than your higher margin developer services from 2016 to 2017. Refer to Item 5 of Form 20-F and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of the Revised Draft Registration Statement to quantify each of the contributing or offsetting factors that caused material changes in cost of revenues, research and development expenses, and sales and marketing expenses.

The Company respectfully advises the Staff that the Company does not break down gross margin by services because the Company benefits from synergies between data solutions and developer services by sharing common resources, such as staff, servers, bandwidth, cloud service, and map & data service. The costs incurred related to these shared resources relate to the same underlying infrastructure, and the Company believes it would be impossible to allocate the cost of revenues and thereby break down the gross margin into each line of services. Nonetheless, it is the Company’s estimate that its data solutions carried a lower margin than the developer services because, compared to developer services, a majority of data solutions incurred additional cost of revenues due to purchasing of ad inventory.

In response to the fourth sentence of this comment, the Company has revised the disclosure on page 81 of the Revised Draft Registration Statement to specify the period of time during which the Company expects its gross margin to increase. In this regard, the Company also respectfully advises the Staff that while the data solutions revenues grew much faster than the developer services, within data solutions, other vertical data solutions, which do not incur cost of revenues for purchasing ad inventory like targeted marketing solutions, are expected to grow faster than targeted marketing solutions.

U.S. Securities and Exchange Commission

June 1, 2018

Liquidity and Capital Resources, page 82

9.	There has been a material downward trend in your historical operating cash flows over the reported periods of 2016 and 2017. Please revise to disclose the underlying reasons, primary drivers and factors necessary to understand your historical cash flows. Discuss whether there are trends that are reasonably likely to have a material effect on liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. Refer to Item 5.D of Form 20-F and Section IV of SEC Release No. 33-8350 for further guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Revised Draft Registration Statement.

The Company respectfully submits that there are currently no known trends that are reasonably likely to have a material effect on liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. Please refer to the disclosure on page 88 of the Revised Draft Registration Statement (“We believe our cash and cash equivalent on hand will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months”).

Critical Accounting Policies

Fair Value of Our Common Shares, page 90

10.	Please explain the factors contributing to any changes in the fair value of your common shares after September 30, 2017. Tell us how your valuations considered the initial conversion price of the zero coupon convertible notes issued in April 2018 of US$11.7612 per share. In addition, when determined, also tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock. In addition, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company respectfully advises the Staff that the methodology and judgements used by the Company for valuation purposes are complex and subjective. As a result, the Company engaged third party independent valuation specialists to support the fair value determination of its common shares. The valuations of common shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Prior to the issuance of the convertible notes in April 2018, the Company used the then most up-to-date financial information available for its valuation analyses (i.e. income approach) to determine the fair values of the common shares on the respective dates, which is corroborated with the market approach. The financial information used reflected the current and anticipated growth of the Company using a baseline forecast scenario and was subsequently adjusted on a rolling basis based on significant changes in growth estimates and financial forecasts. This is reflected in the revenue growth of the Company’s major service offerings between 2016 and 2017, which has caused an increase in the fair value of the common shares.

U.S. Securities and Exchange Commission

June 1, 2018

The Company also issued share-based compensation to employees in January and March 2018 and performed contemporaneous independent valuations with assistance from an independent valuation firm in making its determination of fair value. Such contemporaneous valuations were performed using updated financial information on the respective valuation dates and factored in the recent business developments. The fair value of the common shares as of January 1, 2018 and April 17, 2018 was US$5.97 per share and US$9.81 per share, respectively. The fair value per share on April 17, 2018 was close to the initial conversion price of the convertible notes issued on April 17, 2018 of US$11.76 per share.

In addition, the Company also performed a valuation using the market approach by comparing to the enterprise values over forecasted 2019 revenue, EBITDA and EBIT of the Company’s US listed peer companies in the similar industry as a corroborative exercise to the use of the income approach, and the results were consistent.

The assumptions and events that primarily contributed to the change in the estimated fair value of the Company’s common shares after September 30, 2017 included the following factors:

a)	The Company made upward adjustments to its revenue projections in January 2018 and April 2018 as a result of the below factors:

•	The Company developed a new targeted marketing solution to assist app developers reconnecting with their existing users as part of its data solutions offering. The Company began testing a proof of concept in the third quarter of 2017. In the fourth quarter of 2017, the Company was able to generate revenue of RMB14.1 million from this solution, as compared to RMB0.8 million in the third quarter of 2017. The successful monetization of this service marked an important milestone in the Company’s business development, and as a result the Company revised its financial forecast upwards as of January 2018. Subsequently, during the first quarter of 2018, the revenue and average revenue per customer from this data solution doubled those of the fourth quarter of 2017, which continued to exceed the Company’s expectations and original forecast and therefore, the Company further revised its forecast as of April 17, 2018.

U.S. Securities and Exchange Commission

June 1, 2018

•	The revenues generated from the Company’s financial risk management solutions increased by 155% in the fourth quarter of 2017 compared with the third quarter of 2017, and further increased by 16% in the first quarter of 2018. Accordingly, the Company increased its forecasted revenues from its financial risk management solutions. The upward adjustment in the forecast is consistent with the industry report that shows that China’s financial risk management services market grew at a CAGR of 134.5% between 2015 and 2017, and is projected to continue to grow at a CAGR of 67.2% by 2023.

b)	Discount rate

The discount rate decreased from 20.5% as of September 30, 2017 to 18.5% as of January 1, 2018 as a result of the change in market data. The discount rate further decreased to 16.5% as of April 17, 2018, due to the decrease in size premium from 3.67% to 1.75% as a result of the increase in equity value.

c)	Discount for lack of marketability

The discount for lack of marketability was adjusted downwards from 10% as of September 30, 2017 to 9.5% as of April 17, 2018 as a result of the increase in the probability of an IPO, subsequent to the Company’s submission of the Draft Registration Statement.

The Company respectfully advises the Staff that the Company has not yet discussed an estimated offering price range for the Company’s IPO with its underwriters. The Company will inform the Staff of the Company’s estimated offering price range when it is available, and reconcile and explain the difference, if any, between the fair value of the common shares as of the most recent valuation date and the midpoint of the estimated offering price range.

Business, page 99

11.	We note that you use case studies identifying Tencent News, China Everbright, Primavera Capital, Shanghai Pudong, and Beijing Electric Vehicle Company. Please explain how you compiled these case studies, why you selected the profiled clients, and how these clients provide a meaningful representation of your user base.

The Company respectfully advises the Staff that the case studies are intended to illustrate the benefits and value the customers derive from the Company’s data solutions, which, due to the highly technical and innovative nature of such solutions, may not be familiar to an average investor. Therefore, the Company compiled the case studies mainly on the basis of whether the service discussed therein provides a meaningful representation of the respective category of data solutions the Company provides and whether the customers consented to the Company using its respective case study in the prospectus.

U.S. Securities and Exchange Commission

June 1, 2018

12.	You disclose that Tencent provided a majority of your ad inventory in 2017. Please quantify the percentage of your cost of revenue attributable to Tencent and the percentage of your total ad inventory that was supplied by Tencent.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 117 of the Revised Draft Registration Statement.

13.	To the extent that you have entered into an agreement with Tencent, please disclose the material terms of the agreement, such as the duration, termination provisions, and each party’s rights and obligations. Please file the agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement to include a summary of the material terms of the agreement with Tencent.

The Company respectfully advises the Staff that while it acknowledges that the ad inventory from Tencent is significant in terms of absolute amount, the agreement with Tencent is not a contract upon which the Company’s business is “substantially dependent” in light of the business model of its targeted marketing solutions. Upon receiving orders from its customers, the Company first utilizes its data and AI-powered data analytics capabilities to determine the targeted audience and the ad inventory that is most suitable to engage such audience, and then purchases the ad inventory from selected suppliers, primarily online media networks on a real-time basis.

In 2017, user traffic provided by Tencent was more suitable for meeting the Company’s then customer mix and the customers’ marketing needs. As the Company expands its targeted marketing customer base and engage more customers from a broader spectrum of industries, it expects to diversify its sources of ad inventory by increasing the number of suppliers it works with and purchasing more ad inventories from other suppliers.

In sum, given the Company’s belief that the contract with Tencent is not a contract upon which its business is substantially dependent, the Company respectfully submits that the agreement with Tencent is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission

June 1, 2018

Lastly, the Company believes that the summary it included on page 117 reflects all material terms of the agreement with Tencent, and filing the contract as an exhibit would not provide investors with meaningful additional information.

Technology Infrastructure, page 114

14.	You indicate that you operate 4,600 servers in 9 data centers located in 4 cities in China. Please clarify what constitutes a server and specify that they are located in 9 data centers and 4 cities.

The Company respectfully advises the Staff that by “server” the Company refers to an independent computing system, which includes CPUs, memory, hard disk drives, operating systems and dedicated software to fulfill specific computing tasks. Typical types of servers managed by the Company include database server, security server, application server, routing server, storage server and Hadoop server. For example, a database server, such as a MySQL server, could include 16 CPUs, 64 gigabyte memory, 500 gigabyte hard disk drive, Linux operating system and MySQL software.

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement to specify the servers are located in 9 data centers and 4 cities.

Competition, page 117

15.	Please provide additional context regarding your competitive position and, to the extent known, identify your primary competitors and their market share in each line of business or tell us why you do not believe that information is material. Refer to Item 4.B.7 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement to identify its primary competitors in the market for targeted marketing solutions.

The Company respectfully advises the Staff that because the market for developer services is large and fragmented with many market segmentations corresponding to a range of developer services provided by third-party service providers and there are many market participants, which are predominately private companies, the Company believes that it would not provide additional meaningful information to the investors by identifying the names and the estimated market share of such market participants. Similarly, for market intelligence and financial risk management services, the corresponding markets are also large and fragmented with solutions providers being predominantly private companies. Therefore, the Company believes that identifications of competitors would not be meaningful for the investors.

U.S. Securities and Exchange Commission

June 1, 2018

Description of American Depositary Shares

Amendment and Termination, page 164

16.	The description of the ADSs indicates that you may amend or terminate the deposit agreement without consent. Please explain the circumstances under which you may exercise this right, and include corresponding risk factor disclosure.

The Company respectfully advises the Staff that it has not selected the depositary bank or negotiated the terms of the deposit agreement in connection with the proposed public offering. Accordingly, the Company acknowledges the Staff’s comments No. 16 to 18 with respect to “Description of American Depositary Shares” and will address these comments in a future amendment to the Revised Draft Registration Statement after the relevant terms of the deposit agreement and the corresponding disclosure have been discussed and agreed upon between the Company and the depositary bank.

Limitations on Obligations and Liability to ADS Holders, page 165

17.	At the top of page 167, please clarify whether the waiver of the right to a jury trial applies to claims under the U.S. federal securities laws.

The Company respectfully refers the Staff to the response to the Staff’s comment No. 16.

Governing Law, page 168

18.	Please clarify whether the arbitration provision in your deposit agreement relates to claims arising under the U.S. federal securities laws.

The Company respectfully refers the Staff to the response to the Staff’s comment No. 16.

Report of Independent Registered Public Accounting Firm, page F-2

19.	The “Opinion on the Financial Statements” should include a statement indicating that the financial statements, including the related notes, identified and collectively referred to in the report as the financial statements, were audited. Please ensure that this statement includes the related notes and defines the references to financial statements in the report. Refer to PCAOB Standard, AS 3101.08(d).

In response to the Staff’s comment, the Company has revised the disclosure on page F-2 of the Revised Draft Registration Statement to include additional wording.

U.S. Securities and Exchange Commission

June 1, 2018

Consolidated Balance Sheets, page F-5

20.	In the description of the line items within mezzanine equity and shareholders’ (deficit) equity, please disclose the number of issued and outstanding shares that are presented in the pro forma shareholders’ equity as of December 31, 2017.

In response to the Staff’s comment, the Company has revised the disclosure on page F-5 of the Revised Draft Registration Statement to disclose the number of issued and outstanding shares that are presented in the pro forma shareholders’ equity as of December 31, 2017.

Notes to the Consolidated Financial Statements

Note 1. Organization and principal activities, page F-9

21.	In your description of the material terms of the financial support agreement and shareholder voting proxy agreement entered into in March 2018, please revise to address the contractual term of the agreements, as well as the termination and extension provisions.

In response to the Staff’s comment, the Company has revised the disclosure on page F-10 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-14

22.	Please elaborate on how revenue from notification services is recognized using a specific performance method. Refer to ASC 235-10-50-3.

In response to the Staff’s comment, the Company respectfully advises the Staff that there was a typographic error in the description of developer services accounting policy. Revenue from notification services is recognized ratably over the service period. The Company advises the Staff that revenue was correctly recognized using the ratable recognition method during the periods presented. The Company has revised the disclosure on page F-15 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

June 1, 2018

Note 9. Contingently redeemable convertible preferred shares

Initial measurement and subsequent accounting for Preferred Shares, page F-29

23.	Please revise to address the trigger status with respect to the 2017 PRC GAAP audited financial statements and the accounting treatment for the “Performance Ratchet” of the Series C preferred shares.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has disclosed the trigger for the Performance Ratchet under “conversion rights” in footnote 9 on page F-30 of the Revised Draft Registration Statement, revised the disclosure to include the cancellation of the Performance Ratchet for the 2017 PRC GAAP audited financial statements upon the issuance of Series D preferred shares as well as to elaborate on the accounting treatment of the Performance Ratchet.

24.	Please address what consideration was given to accounting for any embedded derivatives associated with the rights and privileges of your preferred shares. Refer to ASC 815-40.

In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Revised Draft Registration Statement.

General

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

26.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company has included the graphics and artwork that it intends to use in the Revised Draft Registration Statement.

*        *        *

U.S. Securities and Exchange Commission

June 1, 2018

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Lionel Li, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +86 755 2502-8149 or via email at lionel.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive

Officer, Aurora Mobile Limited

Fei Chen, President, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Lionel Li, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP